SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. ____)*

Hooper Holmes Inc.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

439 104 100

(CUSIP Number)

Henry Dubois
Chief Executive Officer
Hooper Holmes Inc.
560 N. Rogers Road
Olathe, KS 66062
(913) 764-1045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies To:

Peter Mirakian III
Spencer Fane LLP
1000 Walnut Street, Suite 1400
Kansas City, MO 64106
(816) 474-8100

March 28, 2016

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No:    439 104 100

1.	NAME OF REPORTING PERSON:
200 NNH, LLC
IRS Identification Number of above reporting person: 90-0971908

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) [    ]
(b) [    ]

3.    SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):                            [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	10,000,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	10,000,000
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

14.	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.    Security and Issuer.
This Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.04 per share (“Common Stock”), of Hooper Holmes Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 560 N. Rogers Road, Olathe, KS 66062.
This Statement of Beneficial Ownership on Schedule 13D is being filed to report the purchase of 10,000,000 shares (the “Purchased Shares”) of Common Stock by 200 NNH, LLC, a California limited liability company (the “Purchaser”), pursuant to that certain Stock Purchase Agreement dated March 28, 2016, between the Issuer and the Purchaser. The purchase price for the Purchased Shares was $0.12 per share.
Item 2.        Identity and Background.
(a)    This Statement of Beneficial Ownership on Schedule 13D is being filed by the Purchaser.
(b)    The address of the principal business and the principal office of the Purchaser is 801 S. Chevy Chase Drive, Suite #30, Glendale, California 91205.
(c)    Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the individual managers of the Purchaser. Each of the individual managers holds less than a majority of the voting power in the Purchaser.
The principal business of the Purchaser is investments.
(d)    During the last five years, (i) none of the Purchaser, and (ii) to the knowledge of the Purchaser, none of the natural persons listed on Schedule I associated with the Purchaser, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, (i) none of the Purchaser, and (ii) to the knowledge of the Purchaser, none of the natural persons listed on Schedule I associated with the Purchaser, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.
(f)    Not applicable.
Item 3.    Source and Amount of Funds or Other Consideration.
The aggregate purchase price paid by the Purchaser to the Issuer for the Purchased Shares was $1,200,000.00, which the Purchaser paid out of working capital.
Item 4.        Purpose of Transaction.
As described briefly in Item 1 above, the Purchaser acquired the Purchased Shares pursuant to a Stock Purchase Agreement dated March 28, 2016, between the Issuer and the Purchaser. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser is restricted from selling the Purchased Shares without the Issuer’s prior written consent for a period of 18 months following the date of the Stock Purchase Agreement.

Pursuant to the terms of the Stock Purchase Agreement, for so long as the Purchaser owns at least 5% of the outstanding Common Stock of the Issuer, the Purchaser will have the right to appoint a representative to attend meetings of the Issuer’s Board of Directors in a nonvoting observer capacity and to receive copies of all notices, minutes, consents and other materials provided to directors of the Issuer.

Item 5.        Interest in Securities of the Issuer.
(a)    The Purchaser may be deemed to beneficially own 10,000,000 shares of Common Stock. Such ownership represents 7.9% of the issued and outstanding shares of the Issuer.
(b)    Number of shares as to which the Purchaser has:
(i)    sole power to vote or to direct the vote: 10,000,000
(ii)    shared power to vote or to direct the vote: 0
(iii)    sole power to dispose or to direct the disposition of: 10,000,000
(iv)    shared power to dispose or direct the disposition of: 0
(c)    None of the Purchaser itself nor any of the persons named on Schedule I related to the Purchaser has effected any transactions in securities of the Issuer during the last 60 days.
(d)-(e)    Not applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to the terms of the Stock Purchase Agreement, the Purchaser is restricted from selling the Purchased Shares without the Issuer’s prior written consent for a period of 18 months following the date of the Stock Purchase Agreement. Pursuant to the terms of the Stock Purchase Agreement, for so long as the Purchaser owns at least 5% of the outstanding Common Stock of the Issuer, the Purchaser will have the right to appoint a representative to attend meetings of the Issuer’s Board of Directors in a nonvoting observer capacity and to receive copies of all notices, minutes, consents and other materials provided to directors of the Issuer.
Item 7.    Material to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2016    200 NNH, LLC

By: /s/ J. Vartan Hovsepian
J. Vartan Hovsepian, Managing Director

Schedule I

Name	Citizenship	Business or Residence Address	Present Principal Occupation or Employment	Name and Address of Corporation or other Organization in Which Such Occupation or Employment is Conducted
Avedis Tavitian, M.D.	United States	801 S. Chevy Chase Dr., #30, Glendale, CA 91205	Principal	Kanon Ventures, 801 S. Chevy Chase Dr., #30, Glendale, CA 91205
Ara Tavitian, M.D.	United States	801 S. Chevy Chase Dr., #30, Glendale, CA 91205	Principal	Kanon Ventures, 801 S. Chevy Chase Dr., #30, Glendale, CA 91205
J. Vartan Hovsepian	United States	801 S. Chevy Chase Dr., #30, Glendale, CA 91205	Managing Director	Kanon Ventures, 801 S. Chevy Chase Dr., #30, Glendale, CA 91205